RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

March 3, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

File No. 333-126650

Amendment Filed March 3, 2006

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated March 2, 2006 (the “March Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

We have restated and responded to each of your comments in the March Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 10 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

Undertakings

1.	Comment: Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Response: In response to your comment, we have revised Part II, Item 17 of the Registration Statement to include the applicable undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K.

In addition, to the foregoing, we have also included with Amendment No. 10 to the Registration Statement a revised version of the proposed Underwriting Agreement as Exhibit 1.1 and a revised Founding Director Warrant Purchase Agreement as Exhibit 10.27. Each of these documents have been revised based on our recent conversations with the staff to reflect that the proposed public offering by the Company will close immediately prior to the closing of the private placement of the founding director warrants.

Securities and Exchange Commission

March 3, 2006

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

Michael J. Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.
Douglas Ellenoff, Esq.
Jody Samuels, Esq.